THE ALKALINE WATER COMPANY INC.
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254

March 13, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re: The Alkaline Water Company Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-229203

In connection with the Company’s Registration Statement on Form S-3, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:50 p.m. (Eastern time), Friday, March 15, 2019 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Richard A. Wright
Richard A. Wright
President, Chief Executive Officer and Director